[World Heart Letterhead]

December 14, 2006

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 “F” Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	World Heart Corporation
Registration Statement on Form S-3, File No. 333-138872
Filed November 21, 2006

Dear Mr. Mancuso:

In connection with the above captioned Registration Statement on Form S-3, the Company intends to file Amendment No. 1, in accordance with the staff’s comments, on December 15, 2006, and the undersigned respectfully requests that the effectiveness of the Registration Statements be accelerated to 1:00 p.m. EST on December 18, 2006, or as soon thereafter as is practicable.

In connection with the acceleration of the effectiveness, the Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Sincerely,

/s/ A. Richard Juelis

A. Richard Juelis
Vice President, Finance and Chief Financial
Officer

cc:	Jay Mumford